

September 17, 2010

Williams D. Abajian
President, Chief Executive Officer and Director
Protect Pharmaceutical Corporation
759 Bloomfield Avenue, Suite 411
West Caldwell, New Jersey 07006

> **Re:** **Protect Pharmaceutical Corporation**
> **Form 10-12G/A filed September 8, 2010**
> **Form 10-Q/A filed September 8, 2010**
> **File No. 000-54001**

Dear Mr. Abajian:

We have reviewed your September 8, 2010 response, amended registration statement and Form 10-Q/A for the quarter ended June 30, 2010 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 10/12G as Amended on September 8, 2010
Note 8 – Restated Financial Statements, page F-26

1. Please revise your discussion here and in your amended Form 10-Q to comply with ASC 250-10-50-11, more specifically the restatement effect on net income and earnings per share. Additionally, it appears that the tabular disclosure was attempting to compare the restated amounts to the amounts originally filed. Please remove the June 30, 2009 amounts and replace them with the June 30, 2010 amounts as originally filed.

Amended Form 10-Q filed on September 8, 2010
Exhibit 31.1

2. We note that the certifications filed by your Chief Executive Officer include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Please note that Regulation 15D states that the principal executive officer of an issuer may omit this information until the issuer becomes subject

to the internal control over financial reporting requirements. If you have not performed such an evaluation, please revise your certification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc:    Leonard E. Neilson, Esq.